



SECURI[...]ION

07005701

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFF Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10100 Santa Monica Blvd., Suite 1400
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Joseph 310 407-2174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburg (City) PA (State) 15222 (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


RUTZEL M. CASTILLO
COMM. #1650995
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires APR. 9, 2010

Signature

FinOP
Title

Rutzel M. Castillo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

HFF Securities L.P.
Year Ended December 31, 2006
With Report and Supplementary Report of Independent Registered Public Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Pacific Regional Office of the Securities and Exchange Commission, the region in which HFF Securities L.P. has its principal place of business.

0702-0809850

HFF Securities L.P.

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
HFF Securities L.P.

We have audited the accompanying statement of financial condition of HFF Securities L.P. (the Partnership) as of December 31, 2006. This statement of financial condition is the responsibility of HFF Securities L.P.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of HFF Securities L.P. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2007

HFF Securities L.P.

Statement of Financial Condition

December 31, 2006

Assets	
Current assets:	
Cash and cash equivalents	$ 642,542
Accounts receivable	881,397
Prepaid expenses and other current assets	29,628
Prepaid compensation under employment agreements	665,455
Receivable from affiliate	858,501
Total current assets	3,077,523
Furniture and equipment, net of accumulated depreciation of $14,507	13,031
NASD license	99,617
	$ 3,190,171
Liabilities and partners' capital	
Current liabilities:	
Accounts payable and accrued liabilities	$ 51,876
Accrued compensation payable	804,872
Total liabilities	856,748
Partners' capital:	
General partners' capital	23,335
Limited partners' capital	2,310,088
Total partners' capital	2,333,423
	$ 3,190,171

See accompanying notes.

0702-0809850

HFF Securities L.P.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

HFF Securities L.P. (the Partnership) is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies.

The Partnership is an affiliate of a financial intermediary and advisor in the commercial real estate industry that has locations in eighteen major cities nationwide. The Partnership shares office space with the affiliate in its Los Angeles, California office. In addition to its core business, the Partnership earns fees for referring clients to the affiliate.

The Partnership was formed as a Delaware limited partnership and shall continue through April 2054 unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions may be required only with the consent of the partners. Distributions of net cash flow (as defined) are made at the sole discretion of the General Partner. Neither partner may withdraw from the Partnership without the consent of the other partner.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the FDIC insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and short-term investments with original maturities of three months or less.

2. Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation of furniture and equipment is computed using an accelerated method over five to seven years. Depreciation of software costs is computed using the straight-line method over three years. Depreciation expense on furniture and equipment and computer software was $4,461 and $249, respectively.

Expenditures for routine maintenance and repairs are charged to expense when incurred. Renewals and betterments which substantially extend the useful life of an asset are capitalized.

Prepaid Compensation Under Employment Agreements

The Partnership has employment agreements with three executives whereby sign-up bonuses totaling $600,000 were paid in 2004 for employment terms that commenced in April 2004 and will expire on December 31, 2007, as amended. During December 2005, the Partnership accrued an additional $1,150,000 of incentive compensation, which was paid to the same three executives in January 2006. The sign-up bonuses and the incentive compensation are to be repaid to the Partnership upon voluntary termination by an executive or termination by cause (as defined) by the Partnership prior to December 31, 2007. The total cost of the employment agreements of $1,750,000 is being amortized by the straight-line method over the term of the agreements. Amortization of $665,454 was recorded in 2006, and is included in personnel expenses on the accompanying statement of income. Future amortization is estimated to be $665,455 in 2007.

Producer Draws

As part of the Partnership's overall compensation program, the Partnership offers a new producer draw arrangement which generally lasts until such time as a producer's pipeline of business is sufficient to allow the producer to earn sustainable commissions. This program is intended to provide the producer with a minimal amount of cash flow to allow adequate time for the producer to develop business relationships. Similar to traditional salaries, the producer draws are paid irrespective of the actual fees generated by the producer. Often these producer draws represent the only form of compensation received by the producer. Furthermore, it is not the Partnership's policy to seek collection of unearned producer draws under this arrangement. As a result, the Partnership has concluded that producer draws are economically equivalent to salaries

2. Summary of Significant Accounting Policies (continued)

paid and accordingly, charges them to compensation as incurred. The producer is also entitled to earn a commission on closed revenue transactions. Commissions are calculated as the commission that would have been earned by the broker under one of the Partnership's commission programs, less any amount previously paid to the producer in the form of a draw.

Intangible Asset

The Partnership has recognized an intangible asset in the amount of $99,617 for the costs of obtaining an NASD license as a broker-dealer. The license is determined to have an indefinite useful economic life and is therefore not being amortized. The Partnership periodically evaluates the carrying value of its intangible assets to determine whether events and circumstances indicate that an impairment in value may have occurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Partnership is organized as a limited partnership under the laws of the state of Delaware. Under those provisions, the income and expenses of the Partnership are passed through and reported on the partners' individual income tax returns. Accordingly, no income taxes are reported in the accompanying financial statements.

Recent Accounting Pronouncements

SFAS 154

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, *Accounting Changes and Error Corrections*, or SFAS 154. SFAS 154 replaces Accounting Principles Board (APB) Opinion No. 20, *Accounting Changes*, and FASB SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. SFAS 154 requires that a voluntary change in accounting principle be applied

2. Summary of Significant Accounting Policies (continued)

retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors beginning July 1, 2005. The Partnership adopted SFAS 154 on January 1, 2006. The adoption of SFAS 154 did not have an impact on the Partnership's financial condition or result of operations.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 was issued to define fair value, establish a framework for measuring fair value in generally accepted accounting principles (GAAP), and to expand fair value disclosure requirements. Prior to issuance of SFAS 157, different definitions of fair value existed within GAAP, and there was limited guidance available on applying existing fair value definitions. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Prior to adoption, the Partnership will evaluate the impact of adopting SFAS 157 on our financial statements.

3. Net Capital Requirement

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership's net capital ratio was 6.36 to 1. At December 31, 2006, the Partnership had net capital of $134,636 which was $34,636 in excess of its required minimum net capital of $100,000.

4. Property and Equipment

Property and equipment consist of the following at December 31, 2006:

Furniture and equipment	$ 13,045
Computer equipment	10,113
Capitalized software costs	4,380
Subtotal	27,538
Less accumulated depreciation and amortization	(14,507)
	$ 13,031

5. Related-Party Transactions

During 2006, the Partnership earned referral fees of $558,221 for its performance on engagements that were referred to an affiliate. Additionally, approximately $2,300,000 of Placement Fees earned by the Partnership during 2006 were collected by an affiliate on our behalf. The Partnership was also allocated expenses of approximately $819,000 in 2006 for office space and administrative services that it shares with the affiliate. The Partnership allocated expenses of $197,448 to an affiliate for consulting services rendered in 2006. In addition, the Partnership paid consulting fees of approximately $1,200,000 in 2006 to the affiliate for administrative support on placement transactions. At December 31, 2006, the Partnership is due $858,501 from the affiliate.

6. Retirement Plan

The Partnership maintains a retirement savings plan for all employees, in which employees may make deferred salary contributions up to the maximum amount allowable by the IRS. After-tax contributions may also be made up to 50% of compensation. The Partnership makes matching contributions equal to 50% of the first 6% of both deferred and after-tax salary contributions, up to a maximum of $5,000. The Partnership match is fully vested after two years of service. Partnership contributions charged to expense for the plan was $40,022 in 2006.

7. Legal Proceedings and Claims

The Partnership is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with SFAS No. 5, *Accounting for Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. If a range of possible loss exists, the Partnership records the accrual at the low end of the range, in accordance with FIN 14, an interpretation of FAS No 5. The Partnership does not believe that any pending legal proceedings will have a material impact on the Partnership's financial position or results of operations.

8. Subsequent Event

As previously reported to the NASD pursuant to the filing/notice dated December 18, 2006, in February 2007, 44% of the Partnership's partnership units and 100% of the General Partner's shares (whose assets include 1% of the Partnership's partnership units) were sold to an entity that was formed for the purpose of acquiring partnership interests in the Partnership and the Partnership's affiliate. Distributions of net cash flow will continue to be made at the sole discretion of the General Partner.

Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Phone: (412) 644-7800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Partners
HFF Securities L.P.

In planning and performing our audit of the financial statements of HFF Securities L.P. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This deficiency was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and this deficiency does not affect our report on the financial statements of the Company dated February 27, 2007.

We noted the Company's revenue recognition policy is to record revenue upon the receipt of cash (cash basis) as opposed to recording revenue when earned (accrual basis). The absence of effectively designed controls to ensure appropriate revenue recognition on an accrual basis results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected by the Company's internal control. The absence of effectively designed controls could result in incorrect computations of net capital, excess net capital and aggregate indebtedness to net capital during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we identified a material inadequacy related to the Company's periodic computation of net capital under Rule 17a-3(a)(11) related to the above-mentioned material weakness in internal control over revenue recognition.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2007

END